UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Daegis Inc.

File No. 001-11807 - CF#27308

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Daegis Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K, filed on July 7, 2011, and Form 8-K/As, filed on October 21, 2011 and December 8, 2011, respectively.

Based on representations by Daegis Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 10.1 | through June 30, 2015 |
| Exhibit 10.2 | through June 30, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel